May 9, 2006
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brian McAllister

Re:	Quiksilver, Inc. (File No. 001-14229)
Dear Mr. McAllister:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated April 5, 2006 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (“Form 10-K”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.
Note 5 — Fixed Assets, page 59
1.	We note your response to comment 5 in our letter dated February 16, 2006. Based on the collective facts and circumstances, there are contractual and economic factors that limit the useful life of land use rights and prevent an indefinite characterization. For example, the leases are renewable at market rates, the agreements generally possess stated initial terms, there is precedence of terminating leases and the rights must be transferred upon early termination or at the end of the lease term and exchanged for consideration in order to receive any value. As a result, these land use rights are more akin to operating lease costs rather than indefinite life intangible assets. Please advise or revise your financial statements to reflect the amount as initial direct costs in accordance with paragraph 5.m. of SFAS No. 13. If this change in accounting is material to your consolidated financial statements, revise your financial statements and related disclosure as required by paragraphs 36 and 37 of APB No. 20. If you determine the accounting change is not material please provide a response that quantifies the impact, in absolute and percentage terms, that prior period adjustments will have on net income and retained earnings balances of your comparative statements.

As discussed with the Staff telephonically, we believe that there is no U.S. GAAP authoritative literature directly related to the treatment of land use rights.

Securities and Exchange Commission
May 9, 2006

Therefore, we apply the most analogous existing U.S. GAAP literature in order to properly account for our land use rights. In this regard, as we analyze Paragraph 5.m. of SFAS No. 13 (as superseded by paragraph 24 of SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”) pursuant to the Staff’s comments, we note that the application of this standard with respect to leasing activities is defined in Paragraph 23 of SFAS No. 91. Paragraph 23 states that lessors shall account for initial direct costs as part of the investment in a direct financing lease. While we are not the lessor and we are not within the application of SFAS No. 91, we evaluate the definition of initial direct costs as defined in paragraph 24 based on the Staff’s comments.

While our land use rights contain some of the same characteristics as initial direct costs (both are incurred as a result of leasing activity and both would not have been incurred otherwise), these rights represent the right to do business in a particular leased location and are not costs incurred to set up a lease. As defined under SFAS No. 91, examples of these initial direct costs include: document processing costs, closing costs and negotiation costs. The fundamental difference between these initial direct costs and our land use rights is that at the end of the lease term these initial direct costs have no residual value and are not recoverable. Many of these initial direct costs would need to be incurred again at the renewal of a lease. This is in contrast to our land use rights which (i) have continuing value after the termination of a related lease as these rights can be sold to future tenants of the leased property, (ii) do not need to be re-acquired or renewed, and (iii) can significantly appreciate in value. In other words, our land use rights do not diminish in value over the lease term or upon the applicable lease expiration.

Our land use rights can be further distinguished from initial direct costs associated with leasing activity because all of our land use rights have been acquired directly from the previous tenant and not from the lessor of the property. Because the negotiations for the lease and the land use rights are independent of each other, there is no ability to shift costs from the lease to the payment for the land use rights. Said another way, the value of our land use rights has not been negotiated in connection with our lease payments to the lessor of the property, nor are they “bundled” together or dependent upon the terms of the underlying property lease. Instead, the value of our land use rights has been determined at arms length and represents the fair value of those rights at the time we acquired them.

It is important to note that there may be certain instances where the value of an acquired land use right is insignificant or zero due to the relative desirability of

Securities and Exchange Commission
May 9, 2006

the underlying leased property caused by location or other factors. For example, a land use right associated with a remote location with many other comparable facilities available for use would be significantly less than the value of land use rights associated with a unique and highly desirable property location. In any event, and regardless of the underlying value of the land use rights, the land use rights still exist and must be transferred to a future tenant prior to the execution of a new lease with the lessor.

Based on the differences of our land use rights from initial direct costs as defined under SFAS No. 91, and based on the fact that we have not historically acquired land use rights from the landlord, we do not believe that the application of SFAS No. 91 to our land use rights is appropriate. We believe the purchase of a land use right is an acquisition of an intangible asset and should be accounted for in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with SFAS No. 142, an intangible asset should be recorded at the acquired fair value. We agree that this intangible asset is only useable as long as the lease is in place, and it must be recovered when we vacate the premises on the expiration of the initial lease term or an extension thereof. Consequently, in accordance with paragraph 13 of SFAS No. 142, we believe the basis (acquired fair value) of the land use rights should be amortized over the lease term to an estimated residual value. The residual value of an intangible asset shall be assumed to be zero unless at the end of its useful life to the entity the asset is expected to continue to have a useful life to another entity and (a) the reporting entity has a commitment from a third party to purchase the asset at the end of its useful life or (b) the residual value can be determined by reference to an exchange transaction in an existing market for that asset and that market is expected to exist at the end of the asset’s useful life. While we do not have firm commitments to sell our land use rights to third parties, these rights have residual values that can be determined by reference to an exchange transaction in an existing market for these rights. In fact, we have historically obtained market-based fair value estimates from real estate professionals to perform impairment tests of these land use rights to ensure that these rights are not stated above fair value. These fair value estimates are generally based upon comparable transactions occurring in local markets.

Our historical assumption has been that the fair value of the land use rights at the end of the lease term or any extension thereof would be the same as, or greater than, the cost of the land use rights . As determined by market-based valuations, the current fair value of our land use rights is significantly higher than their book value. This is consistent with the information we have received from real estate professionals over our eight years of experience with these transactions.

Securities and Exchange Commission
May 9, 2006

Nevertheless, there have been three instances when individual land use rights have been impaired, due to market factors, and an estimate of residual value can be made based on these impairments. We have developed an estimated 2% impairment rate based on the ratio of the amount of our historical impairments compared to the cost of acquiring our land use rights. To be conservative, we have ignored the increases in value and only taken the decreases in value to develop our estimate. Over our history, out of our 33 shops with land use rights, we have recorded land use right impairments totaling $0.5 million relating to three shops. Over this same history, when we have sold our land use rights, we have recovered 100% of our original investment in these rights. The total value of all acquired land use rights is approximately $22.9 million. Our 2% estimated impairment rate yields a residual value for our land use rights of 98%. We will therefore amortize 2% of the value of our land use rights over the lease term. We believe our history is the best indicator of the deterioration in value of our land use rights over the lease term.

Based on application of this estimate to our historical land use right transactions, the cumulative adjustment increases amortization expense and decreases land use rights by approximately $145,000, which represents the difference between our recorded impairments and the amortization expense taken on our entire land use right asset base since the first quarter of our fiscal year 1999. We will record this adjustment in our income statement in the three months ended April 30, 2006. We have evaluated the impact of this amount on our financial statements and note that it represents approximately 0.1% of our fiscal year 2005 net income. We considered SFAS No. 154, “Accounting Changes and Error Corrections,” and have concluded that the cumulative effect on our fiscal 2006 financial statements is immaterial. We further note that the impact on our quarterly and annual financial statements since the first quarter of fiscal year 1999 is also immaterial. In future filings, we will revise our accounting policy for land use rights with respect to this change. Prospectively, we will continue to reassess the appropriateness of the established residual values for our land use rights and revise estimates when appropriate. We will also continue our practice of evaluating land use rights for impairment when indicators of impairments exist as prescribed by SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived assets.”
Note 15 — Segment and Geographic Information, page 69
2.	We noted your response to comment 6 in our letter dated February 16, 2006. Please tell us the operating segments you have identified and your basis for aggregating them into a single reporting segment, as applicable. Include in

Securities and Exchange Commission
May 9, 2006

your response a discussion of company owned stores, licensed retail stores, licensee agreements to sell products and wholesale distribution to specialty, department and other stores. We refer you to disclosures on pages six through eight. Tell us in more detail how you determined aggregation criteria was appropriate in accordance with the criteria in paragraphs 17 and 18 of SFAS No. 131. Please focus your response on the similarity of the economic characteristics of the aggregated businesses. In that regard, please provide us quantitative support for all your assertions such as historical sales, margin and operating profit figures.

Based on our evaluation of the definition of an “operating segment” in paragraphs 10 through 15 of SFAS No. 131, we determined that we have three operating segments, which are geographical segments and are not based on distribution segmentation, product segmentation or otherwise. We maintain financial statements for each of our geographical territories (e.g., Americas, Europe and Asia/Pacific), and each of these territories has a manager responsible for these operations. Each of these managers reports to our chief operating decision maker.

We do not have product segments as we do not have product managers or product financial statements. For example, we do not have a manager of footwear or T-shirts which reports to the chief operating decision maker. We also do not have distribution channel segments as we do not have distribution channel managers nor distribution channel financial statements. For example, we do not have a manager of wholesale sales that reports to the chief operating decision maker. Notwithstanding the foregoing, we are able to determine revenue data by distribution channel and by product which appears on pages six through eight of our Annual Report on Form 10-K as noted by the Staff. As previously noted, we do not have information to determine gross profit or operating income by distribution channel or by product.

Although Paragraph 15 of SFAS No. 131 requires that any matrix form of organization report any segments other than geographical segments, we do not have a matrix of financial reporting or a matrix of management. Consequently, our only segments are our geographical segments.

Finally, we did not aggregate segments under Paragraph 17 of SFAS No. 131 as we have reported all of our segments determined under paragraphs 10 through 15 of SFAS No. 131.

Securities and Exchange Commission
May 9, 2006

If you have any questions regarding our response to the Staff’s comments, please feel free to contact our Chief Financial Officer, Steven L. Brink, at (714) 889-4324 or me at (714) 889-4257.

Sincerely, QUIKSILVER, INC.
/s/ Robert B. McKnight, Jr.

Robert B. McKnight, Jr. President and Chief Executive Officer